SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13D
Amendment No. 2


Under the Securities Exchange Act of 1934


CYTOGEN CORPORATION
(Name of Issuer)


Common Stock, $.01 par value
(Title of Class of Securities)


232824102
(CUSIP Number)


H. Vaughan Blaxter, III
1900 Grant Building
Pittsburgh, Pennsylvania 15219

(412) 281-2620
(Name, address and telephone number of person authorized to receive notices and communications)

December 22, 1999
Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report
the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following:  [   ]

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     HILLMAN PROPERTIES WEST, INC.
     I.D. #51-0124111

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     20,625

8      Shared Voting Power


9      Sole Dispositive Power
     20,625

10      Shared Dispositve Power


11      Aggregate Amount Beneficially Owned by Each Reporting Person
     20,625

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     .03%

14      Type of Reporting Person
     CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     HCC INVESTMENTS, INC.
     I.D. #51-0259668

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     4,125

8      Shared Voting Power


9      Sole Dispositive Power
     4,125

10      Shared Dispositve Power


11      Aggregate Amount Beneficially Owned by Each Reporting Person
     4,125

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     .006%

14      Type of Reporting Person
     CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     JULIET CHALLENGER, INC.
     I.D. #51-0256786

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     4,144,816

8      Shared Voting Power


9      Sole Dispositive Power
     4,144,816

10      Shared Dispositve Power


11      Aggregate Amount Beneficially Owned by Each Reporting Person
     4,144,816

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     5.9%

14      Type of Reporting Person
     CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     WILMINGTON SECURITIES, INC.
     I.D. #51-0114700

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     2,572,850

8      Shared Voting Power


9      Sole Dispositive Power
     2,572,850

10      Shared Dispositve Power


11      Aggregate Amount Beneficially Owned by Each Reporting Person
     2,572,850
12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     3.7%

14      Type of Reporting Person
     CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     WILMINGTON INVESTMENTS, INC.
     I.D. #51-0344688

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power


8      Shared Voting Power
     6,742,416

9      Sole Dispositive Power


10      Shared Dispositve Power
     6,742,416

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     6,742,416

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     9.6%

14      Type of Reporting Person
     CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THE HILLMAN COMPANY
     I.D. #25-1011286

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power


8      Shared Voting Power
     6,742,416

9      Sole Dispositive Power


10      Shared Dispositve Power
     6,742,416

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     6,742,416

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     9.6%

14      Type of Reporting Person
     CO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person
     HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN & C. G. GREFENSTETTE, TRUSTEES OF THE HENRY L. HILLMAN TRUST U/A DATED NOVEMBER
     18, 1985I.D. #18-2145466

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     116,325

8      Shared Voting Power
     6,742,416

9      Sole Dispositive Power
     116,325

10      Shared Dispositve Power
     6,742,416

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     6,858,741

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     9.7%

14      Type of Reporting Person
     OO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

C. G. GREFENSTETTE and THOMAS G. BIGLEY, TRUSTEES U/A/T DATED 11/16/64 FOR
AUDREY HILLIARD HILLMAN          I.D. #25-6064937

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     38,775

8      Shared Voting Power


9      Sole Dispositive Power
     38,775

10      Shared Dispositve Power


11      Aggregate Amount Beneficially Owned by Each Reporting Person
     38,775

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     .06%

14      Type of Reporting Person
     OO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

C. G. GREFENSTETTE and THOMAS G. BIGLEY, TRUSTEES U/A/T
DATED 11/16/64 FOR JULIET LEA HILLMAN     I.D. #25-6064939

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     38,775

8      Shared Voting Power


9      Sole Dispositive Power
     38,775

10      Shared Dispositve Power


11      Aggregate Amount Beneficially Owned by Each Reporting Person
     38,775

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     .06%

14      Type of Reporting Person
     OO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

C. G. GREFENSTETTE and THOMAS G. BIGLEY, TRUSTEES U/A/T
DATED 11/16/64 FOR HENRY L. HILLMAN, JR.         I.D. #25-6064938

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     U.S.
Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     38,775

8      Shared Voting Power


9      Sole Dispositive Power
     38,775

10      Shared Dispositve Power


11      Aggregate Amount Beneficially Owned by Each Reporting Person
     38,775

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     .06%

14      Type of Reporting Person
     OO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

C. G. GREFENSTETTE and THOMAS G. BIGLEY, TRUSTEES U/A/T
DATED 11/16/64 FOR WILLIAM TALBOTT HILLMAN     I.D. #25-6064940

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power
     38,775

8      Shared Voting Power


9      Sole Dispositive Power
     38,775

10      Shared Dispositve Power


11      Aggregate Amount Beneficially Owned by Each Reporting Person
     38,775

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     .06%

14      Type of Reporting Person
     OO

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     C. G. GREFENSTETTE
     I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power


8      Shared Voting Power
     7,013,841

9      Sole Dispositive Power


10      Shared Dispositve Power
     7,013,841

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     7,013,841

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     9.9%

14      Type of Reporting Person
     IN

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     HENRY L. HILLMAN
     I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)
[       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power


8      Shared Voting Power
     6,858,741

9      Sole Dispositive Power


10      Shared Dispositive Power
     6,858,741

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     6,858,741

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     9.7%

14      Type of Reporting Person
     IN

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     ELSIE HILLIARD HILLMAN
     I.D. ####-##-####

2 Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)  [       ]
3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power


8      Shared Voting Power
     6,858,741

9      Sole Dispositive Power


10      Shared Dispositive Power
     6,858,741

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     6,858,741

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     9.7%

14      Type of Reporting Person
     IN

CUSIP NO. 232824102

1      Name of Reporting Person S.S. or I.R.S. Identification No. of above
Person

     THOMAS G. BIGLEY
     I.D. #
2 Check the Appropriate Box if Member of a Group (a)  [   X   ] (b)  [       ]

3      SEC Use Only

4      Source of Funds
     OO

5       Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     [       ]

6       Citizenship or Place of Organization
     U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7      Sole Voting Power


8      Shared Voting Power
     155,100

9      Sole Dispositive Power


10      Shared Dispositive Power
     155,100

11      Aggregate Amount Beneficially Owned by Each Reporting Person
     155,100

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
     .2%

14      Type of Reporting Person
     IN

SCHEDULE 13D

     This statement ("Statement") constitutes Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 14, 2000 (the "Filing").

Item 1.     Security and Issuer

     This Statement relates to the Common Stock, $.01 par value, of Cytogen Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 600 College Road East, Princeton, New Jersey 08540-5308, and the Issuer's ticker symbol is CYTO.

Item 2.     Identity and Background

     (a) Names of persons filing (individually, the "Registrant" and collectively, the "Registrants"):

Hillman Properties West, Inc., a Delaware corporation, a wholly-owned subsidiary of Wilmington Securities, Inc.

HCC Investments, Inc., a Delaware corporation, a wholly-owned subsidiary of Wilmington Investments, Inc.

Juliet Challenger, Inc., a Delaware corporation, a wholly-owned subsidiary of Wilmington Investments, Inc.

Wilmington Securities, Inc., a Delaware corporation, a wholly-owned subsidiary of Wilmington Investments, Inc.

Wilmington Investments, Inc., a Delaware corporation, a wholly-owned subsidiary of The Hillman Company.

The Hillman Company, a Pennsylvania corporation controlled by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985.

Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 (the "1985 Trust").

C. G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated November 16, 1964 for Audrey Hilliard Hillman (the "AHH Trust")

C. G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated November 16, 1964 for Juliet Lea Hillman (the "JLH Trust")

C. G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated November 16, 1964 for Henry L. Hillman, Jr. (the "HLHJR Trust")
C. G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated November 16, 1964 for William Talbott Hillman (the "WTH Trust")

C. G. Grefenstette

     Henry L. Hillman

     Elsie Hilliard Hillman

     Thomas G. Bigley

The name, position, business address and citizenship of each director and executive officer of the entities listed above, each controlling person of such entities and each director and executive officer of any person or corporation in control of said entities, is attached hereto as Exhibit 1.

     (b)     Business Address

     The addresses of the Registrants are as follows:

The Hillman Company, the 1985 Trust, the AAH Trust, the JLH Trust, the HLHJR Trust and the WTH Trust are each located at:
1900 Grant Building
     Pittsburgh, Pennsylvania 15219

Hillman Properties West, Inc., HCC Investments, Inc., Juliet Challenger, Inc., Wilmington Securities, Inc., Wilmington Investments, Inc. are located at:
     824 Market Street, Suite 900
     Wilmington, Delaware 19801

     C. G. Grefenstette
     2000 Grant Building
     Pittsburgh, Pennsylvania 15219

     Thomas G. Bigley
     One Oxford Centre, 28th Floor
     Pittsburgh, Pennsylvania 15219

     Henry L. Hillman
     2000 Grant Building
     Pittsburgh, Pennsylvania 15219

     Elsie Hilliard Hillman
     2000 Grant Building
     Pittsburgh, Pennsylvania 15219

     (c)Principal occupation or employment

The principal occupations of the corporations, listed in response to Item 2(a) are: diversified investments and operations.

The principal occupations of the 1985 Trust, the AAH Trust, the JLH Trust, the HLHJR Trust and the WTH Trust are: diversified investments and operations.

     C. G. Grefenstette
     See Exhibit 1

     Thomas G. Bigley
     Managing Partner, Ernst & Young

     Henry L. Hillman
     See Exhibit 1

     Elsie Hilliard Hillman
     See Exhibit 1

     (d)     Criminal convictions

None of the persons named in Item 2(a)(including Exhibit 1) have been convicted in a criminal proceeding in the last five years.

     (e)     Civil proceedings

None of the persons listed in response to Item 2(a) (including Exhibit 1) have in the last five years been subject to a judgment, decree or final order as described in Item 2, subsection (e) of Schedule 13D.

     (f)     Citizenship

The 1985 Trust, the AAH Trust, the JLH Trust, the HLHJR Trust and the WTH Trust are Pennsylvania trusts.

Hillman Properties West, Inc., HCC Investments, Inc., Juliet Challenger, Inc., Wilmington Securities, Inc. and Wilmington Investments, Inc. are Delaware corporations.

The Hillman Company is a Pennsylvania corporation.

C. G. Grefenstette, Thomas G. Bigley, Henry L. Hillman and Elsie Hilliard Hillman are U.S. citizens.

Item 3.     Source and Amount of Funds or Other Consideration

     None.

Item 4.     Purpose of Transaction

     Between December 23, 1999, and January 3, 2000, the following persons sold an aggregate of 1,266,615 shares of the Common Stock of the Issuer: HCC Investments, Inc., Wilmington Securities, Inc., the 1985 Trust, the AAH Trust, the JLH Trust, the HLHJR Trust, the WTH Trust, and Hillman/Dover Limited Partnership. The shares of Common Stock sold by these persons, except Hillman/Dover Limited Partnership, were distributed to them by Hillman/Dover Limited Partnership on December 22, 1999. These same shares were distributed to Hillman/Dover Limited Partnership by the following persons on December 22, 1999: Hillman Medical Ventures 1990 L.P., Hillman Medical Ventures 1991 L.P., Hillman Medical Ventures 1992 L.P. and Hillman Medical Ventures 1994 L.P.

     Except as set forth above, the Registrants have no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or Management of the Issuer including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act of 1933, or (j) any action similar to those enumerated above.

Item 5.     Interest in Securities of the Issuer

     (a)     Beneficial Ownership

The following is a list of the Issuer's Common Stock of which each Registrant is a direct, beneficial owner. It includes the number of shares held and the percentage of the class of such shares that are held by such Registrant.


Name                     Number of Shares      % of Class of Shares

Hillman Properties20,625.03%
West, Inc.

HCC Investments, Inc.4,125.006%

Wilmington Securities, Inc.2,572,8503.7%

Juliet Challenger, Inc.4,144,8165.9%

The 1985 Trust116,325.2%

The AAH Trust38,775.06%

The JLH Trust38,775.06%

The HLHJR Trust38,775.06%

The WTH Trust38,775.06%


     (b)     Power to Vote or Dispose of Shares

Each person listed above in response to Item 5(a) has the sole power to vote and to direct the vote and the sole power to dispose of and direct the disposition of those shares except as follows:

(i)Wilmington Investments, Inc., The Hillman Company, Henry L. Hillman, as settlor and Trustee of the 1985 Trust, and Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the 1985 Trust, may be deemed to share voting and disposition power regarding 6,742,416 shares of Common Stock held beneficially by Hillman Properties West, Inc., HCC Investments, Inc., Juliet Challenger, Inc., and Wilmington Securities, Inc.

(ii)As trustees of the 1985 Trust, Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette may be deemed to own beneficially and share voting and disposition power over 6,858,741 shares of Common Stock.

(iii)C. G. Grefenstette and Thomas G. Bigley, as Trustees, may be deemed to share voting and disposition power regarding the aggregate of 155,100 shares held in trust for the AHH Trust, the JLH Trust, the HLHJR Trust, and the WTH Trust.

     (c), (d) and (e).  Not applicable.

Item 6.Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer

     None.

Item 7.     Material to be Filed as Exhibits

     Exhibit 1.Information concerning officers and directors of reporting persons and certain affiliates thereof.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    HILLMAN PROPERTIES WEST, INC.

                              /s/ Andrew H. McQuarrie
                    By __________________________________
                         Andrew H. McQuarrie, Vice President

                    HCC INVESTMENTS, INC.

                              /s/ Andrew H. McQuarrie
                    By __________________________________
                         Andrew H. McQuarrie, Vice President


                    JULIET CHALLENGER, INC.

                              /s/ Andrew H. McQuarrie
                    By __________________________________
                         Andrew H. McQuarrie, Vice President


                    WILMINGTON SECURITIES, INC.

                              /s/ Andrew H. McQuarrie
                    By __________________________________
                         Andrew H. McQuarrie, Vice President


                    WILMINGTON INVESTMENTS, INC.

                              /s/ Andrew H. McQuarrie
                    By __________________________________
                         Andrew H. McQuarrie, Vice President


                    THE HILLMAN COMPANY

                              /s/ Lawrence M. Wagner
                    By __________________________________
                         Lawrence M. Wagner, President


               HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN & C. G. GREFENSTETTE, TRUSTEES OF THE HENRY L. HILLMAN TRUST U/A DATED NOVEMBER 18, 1985

                              /s/ C. G. Grefenstette
                    By __________________________________
                         C. G. Grefenstette, Trustee

                    C. G. GREFENSTETTE AND THOMAS G. BIGLEY, TRUSTEES U/A/T DATED 11/16/64 FOR EACH OF AUDREY HILLIARD HILLMAN, JULIET LEA HILLMAN, HENRY
L. HILLMAN, JR. and WILLIAM TALBOTT HILLMAN

                              /s/ C. G. Grefenstette
                         By __________________________________
                              C. G. Grefenstette, Trustee

                              /s/ Thomas G. Bigley
                         By __________________________________
                              Thomas G. Bigley


                         /s/ C. G. Grefenstette
                    _____________________________________
                    C. G. Grefenstette

                         /s/ Thomas G. Bigley
                    _____________________________________
                    Thomas G. Bigley

                         /s/ Henry L. Hillman
                    _____________________________________
                    Henry L. Hillman

                         /s/ Elsie Hilliard Hillman
                         _____________________________________
                    Elsie Hilliard Hillman